Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Amendment No. 3 to the Registration Statement of Vallon Pharmaceuticals, Inc. on Form S-1 to be filed on or about January 28, 2021 of our report dated April 29, 2020, on our audit of the financial statements as of December 31, 2019 and 2018, and for the year ended December 31, 2019 and for the period from January 11, 2018 (inception) through December 31, 2018. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ EisnerAmper LLP

EISNERAMPER LLP

Iselin, New Jersey

January 28, 2021